VIA EDGAR

July 30, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Kevin Woody, Branch Chief

Re:    Healthcare Services Group, Inc. (the “Company” or “we”)
Form 10-K for the Year Ended December 31, 2013
Filed on February 21, 2014
File No. 000-12015

Dear Mr. Woody:

This letter responds to your letter dated July 1, 2014, which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”).

For your convenience, we have included each of the Staff's comments in italics before the corresponding response. The Staff's comments and the Company's responses thereto are numbered to correspond with the paragraphs numbered in your July 1, 2014 letter. Where indicated below, the Company intends to draft its disclosure in future filings with the Commission under the Securities Exchange Act of 1934, as amended, to reflect the positions explained in the comment responses below.

Pursuant to your letter dated July 1, 2014, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Accrued Insurance Claims, page 28

1.
Within your summary of changes in your total self-insurance liability, please disaggregate your reserve accruals to show accruals made for incurred claims made during the current year and changes to the provision for prior year events. In addition, please provide us these amounts within your response.

Response:

The disaggregated detail of our reserve accruals showing accruals made for incurred claims made during the current year and changes to the provision for prior year events for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Year Ended December 31,
	2013	2012	2011
Accrued insurance claims - January 1,	$22,562,000	$17,654,000	$16,921,000
Claim payments	(26,091,000)	(25,154,000)	(24,703,000)
Reserve accruals:
Current year accruals	19,854,000	18,365,000	14,262,000
Changes to the provision for prior years	9,853,000	11,697,000	11,174,000
Change in accrued insurance claims	3,616,000	4,908,000	733,000
Accrued insurance claims - December 31,	$26,178,000	$22,562,000	$17,654,000

To address the Staff's comment, in future annual reports on Form 10-K, the Company will disaggregate its reserve accruals to show accruals made for incurred claims made during the current year and changes to the provision for prior year events.

Pledged Assets and Collateral, page 31

2.	We note that certain funds were pledged as collateral on December 31, 2013. Please clarify why these funds were not reported separately as restricted cash on your statement of financial position.

Response:

On December 30, 2013, the Company entered into a pledge agreement with Wells Fargo Bank (the "Bank") as collateral for the promissory note dated December 30, 2013, between the Company's third party payroll administrator and the Bank. As of December 31, 2013, the cash associated with the pledge agreement was held in the Company’s operating cash account. On January 3, 2014, the Company's third party payroll administrator satisfied its payment obligation under the promissory note, and accordingly, the Company's pledge agreement was terminated.

The Company has considered the following authoritative guidance regarding the separate balance sheet classification of this pledge as restricted cash.

ASC 210, Balance Sheet

ASC 210-10-S99-1 - The following is the text of Regulation S-X Rule 5-02, Balance Sheets. The purpose of this rule is to indicate the various line items and certain additional disclosures which, if applicable, and except as otherwise permitted by the Commission, should appear on the face of the balance sheets or related notes filed for the persons to whom this article pertains.
1. Cash and cash items. Separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage. The provisions of any restrictions shall be described in a note to the financial statements. Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements, contracts entered into with others, or company statements of intention with regard to particular deposits; however, time deposits and short-term certificates of deposit are not generally included in legally restricted deposits. In cases where compensating balance arrangements exist but are not agreements which legally restrict the use of cash amounts shown on the balance sheet, describe in the notes to the financial statements these arrangements and the amount involved, if determinable, for the most recent audited balance sheet required and for any subsequent unaudited balance sheet required in the notes to the financial statement. Compensating balances that are maintained under an agreement to assure future credit availability shall be disclosed in the notes to the financial statements along with the amount and terms of such agreement.

Management Response

Based on the aforementioned authoritative guidance, the Company notes that the pledge agreement did not necessitate the cash held to be reported separately as restricted cash. The Company believes that the discussion in the 2013 Form 10-K regarding the transaction, specifically on page 31 and in Note 16 of the 2013 Form 10-K, appropriately disclosed the Company’s commitment and such information was not misleading to the reader of the financial statements, nor was any material information omitted as a result of this disclosure. The cash held in such operating cash account was merely pledged, and was used to fund the Company’s operations and general operating expenses. The Company concluded that the commitment was immaterial to our statement of financial position as it represented less than 6% and 4%, respectively, of current assets and total assets as of December 31, 2013. Additionally, the commitment had no impact on the Company’s consolidated results of operations for the year ended December 31, 2013.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Acquisitions, page 46

3.
Please provide additional details related to the terms of the contingent consideration to be paid by the company to the selling shareholders upon achievement of certain financial and retention targets and how the company determined the consideration should be classified as equity within the financial statements. Cite all relevant accounting literature within your response.

Response:

Pursuant to the Asset Purchase Agreement among the Company and the selling shareholders, the Company determined that the contingent consideration payments could result in the future issuance of 1,005,000 shares of the Company's common stock upon the achievement of certain financial and retention targets. The future issuance of shares are based on (i) three separate earn out periods with milestones of 18, 24 and 36 months (the “18/24/36 earn outs”); and (ii) a selected service revenue earn out consisting of two independent measurement periods for achievement.

The 18/24/36 earn outs are contingent upon revenue thresholds of $89,250,000, $119,000,000 and $178,500,000 for each milestone period, respectively, which if met, could result in the issuance of 176,000, 176,000 and 353,000 shares, respectively. The selected service revenue earn out is eligible for 300,000 shares if a revenue threshold of $8,400,000 is met within the first nine months of the first year of acquisition, or a revenue threshold of $2,800,000 is met within the last three months of the first year of acquisition. These shares are fixed in nature and based on a closing price of $24.81 per share.

The Company has considered the following authoritative guidance in determining that the contingent consideration is appropriately classified as equity within the financial statements.

ASC 805, Business Combinations

ASC 805-30-25-6 - The acquirer shall classify an obligation to pay contingent consideration as a liability or as equity in accordance with Subtopics 480-10 and 815-40 or other applicable generally accepted accounting principles (GAAP). For example, Subtopic 480-10 provides guidance on whether to classify as a liability a contingent consideration arrangement that is, in substance, a put option written by the acquirer on the market price of the acquirer’s shares issued in the business combination.

ASC 480, Distinguishing Liabilities from Equity

ASC 480-10-25-14 - A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:
a. A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer's equity shares);
b. Variations in something other than the fair value of the issuer's equity shares (for example, a financial instrument indexed to the Standard and Poor's S&P 500 Index and settleable with a variable number of the issuer's equity shares);
c. Variations inversely related to changes in the fair value of the issuer's equity shares (for example, a written put option that could be net share settled).

ASC 815, Derivatives and Hedging

ASC 815-40-15-7 - An entity shall evaluate whether an equity-linked financial instrument (or embedded feature), as discussed in paragraphs 815-40-15-5 through 15-8 is considered indexed to its own stock within the meaning of this Subtopic and paragraph 815-10-15-74(a) using the following two-step approach:
a. Evaluate the instrument's contingent exercise provisions, if any;
b. Evaluate the instrument's settlement provisions.

ASC 815-40-25-4 - Accordingly, unless the economic substance indicates otherwise:
a. Contracts shall be initially classified as either assets or liabilities in both of the following situations:
1. Contracts that require net cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the entity);
2. Contracts that give the counterparty a choice of net cash settlement or settlement in shares (physical settlement or net share settlement).
b. Contracts shall be initially classified as equity in both of the following situations:
1. Contracts that require physical settlement or net share settlement
2. Contracts that give the entity a choice of net cash settlement or settlement in its own shares (physical settlement or net share settlement), assuming that all the criteria set forth in paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 have been met.

Management Response

Based on the aforementioned authoritative guidance, the Company notes that there are no contingent exercise provisions. Additionally, the Company notes that the number of shares for settlement is indexed to the Company’s common stock based on a price of $24.81 per share, and fixed in nature with no potential for adjustment or modification. There is no option in the contract for cash settlement. Accordingly, the Company concludes that the contingent consideration is appropriately classified as equity within the financial statements.

Part III, page 63

4.
We note that you incorporate by reference certain information required by Items 10, 11, 12, 13 and 14 of Form 10-K from your definitive proxy statement. In future Exchange Act periodic reports, please ensure that your have incorporated by reference all of the information required by each of these items. For example only, for Item 13, you incorporate by reference "[t]he information regarding certain relationships and related transactions." However, Item 13 also requires disclosure of the information required by Item 407(a) of Regulation S-K.

Response:

In future filings, the Company will incorporate by reference all of the information required by each of the items included in Part III of the Form 10-K.

An updated disclosure required by Item 13 of our 2013 Form 10-K is as follows:

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information regarding certain relationships and related transactions, and director independence is incorporated herein by reference to the Company’s definitive proxy statement mailed to shareholders in connection with its 2014 Annual Meeting of Shareholders and to be filed within 120 days of the close of the fiscal year ended December 31, 2013.

Additionally, the Staff is advised that the Company’s Proxy Statement for its 2014 Annual Meeting of Shareholders included the disclosure required by Item 407(a) of Regulation S-K.

Signatures, page 68

5.
Please confirm that your controller or principal accounting officer has signed your Form 10-K for the fiscal year ended December 31, 2013. In addition, in future filings, please identify that your controller or principal accounting officer has signed your Form 10-K. Please refer to General Instruction D(2)(a) of Form 10-K.

Response:

The Company advises the Staff that our Chief Financial Officer, John C. Shea, also serves as the principal accounting officer of the registrant. The Company confirms that Mr. Shea appropriately signed page 68 and Exhibits 31.2 and 32.2 of the 2013 Form 10-K. In future filings, in accordance with General Instruction D(2)(a) of Form 10-K, the Company will identify Mr. Shea's signatures and certifications as Principal Financial and Accounting Officer.

Additionally, in accordance with General Instruction G of Form 10-Q, the Company filed its most recent quarterly report on Form 10-Q for the quarterly period ended June 30, 2014 identifying Mr. Shea as Principal Financial and Accounting Officer.

If you have any questions about the foregoing, please feel free to contact me at (267) 525-8524 or Kenneth A. Schlesinger, Esq. of Olshan Frome Wolosky LLP, the Company's outside legal counsel, at (212) 451-2252.

Sincerely,

/s/ John C. Shea

John C. Shea
Chief Financial Officer

Enclosures

cc:	Shannon Sobotka, Securities and Exchange Commission
Tom Kluck, Securities and Exchange Commission
Kenneth A. Schlesinger, Olshan Frome Wolosky LLP